SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 06, 2010

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

6 July 2010

Dear Shareholder

The purpose of this letter is to report to you that on 2 July 2010, the Prime Minister, Julia Gillard, announced the Australian Government’s decision to replace the proposed Resource Super Profits Tax with a proposed Minerals Resource Rent Tax (MRRT) on mined iron ore and coal. Key features are below:
* It applies only to iron ore and coal.
* It will be calculated on the profit of a mine, based on the value of the resource at the ‘mine gate’ less all costs to that point. It will not apply to downstream processing or infrastructure.
* The rate of tax is 30 per cent.
* There is a 25 per cent ‘extraction allowance’ that results in only 75 per cent of otherwise taxable profits being subject to the MRRT.
* Any royalties paid to State governments are credited against any MRRT liability, and the MRRT paid is itself a deductible expense for income tax purposes.
* There is the option to have as the starting base the market value of the project (not the previously proposed book value). This is particularly important for our iron ore and coal operations which have been in existence for many years.
* New expenditure is to be immediately deductible in full.
* Losses will be able to be transferred to offset profits such that only net profits from projects are subject to the new tax. Any MRRT losses and/or unused credits for State royalty payments will be able to be carried forward at the Long Term Government Bond Rate plus 7 per cent.

Prime Minister Gillard also announced the establishment of a Policy Transition Group led by former BHP Billiton Chairman, Don Argus AC, and Resources Minister Martin Ferguson AM that will oversee the development of more detailed technical design aspects. This Transition Group has the objective of ensuring the announced tax becomes effective legislation in accordance with the proposed design intent and in a commercial, practical manner.

As outlined in my previous letters, BHP Billiton believes tax reform that is prospective, competitive, differentiated and resource-based will ensure investment in the Australian mining industry is not discouraged and so continue the growth of the industry in the interests of all Australians. At the request of the Prime Minister, BHP Billiton representatives met with the Government last week and there were constructive discussions that addressed these principles.

We are encouraged that the proposed MRRT is closer to meeting these principles than the original Resource Super Profits Tax. We believe this decision to replace the earlier proposed tax with a better designed tax proposal is encouraging for the resources industry. A good foundation has now been established on which an effective tax can be implemented.

There is still a great deal of detailed work to be done before this tax is enacted and its impact is certain. We will work with the Government to ensure that the final outcome of the minerals taxation proposal maintains the international competitiveness of the Australian resources industry and is in the long term interests of all Australians.

Australia has been at the foundation of BHP Billiton’s success for the last 125 years. We are proud of our presence in Australia particularly in the regional communities and we are also proud of our ability to give Australians the opportunity to show what we can do around the world. As a result, we have helped Australia’s economic robustness and stability. This was particularly relevant as we continued to invest through the tough times such as the recent global financial crisis.

I will continue to keep you up to date on the progress of this important issue.

Thank you once again for taking the time to read this letter.

Yours sincerely

Jac Nasser AO
Chairman

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street Melbourne Victoria 3000

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : July 06, 2010	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary